Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated March 12, 2009, relating to the consolidated financial statements of Peet’s Coffee & Tea, Inc. and subsidiaries, and the effectiveness of Peet’s Coffee & Tea, Inc.’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of a new accounting standard), appearing in the Annual Report on Form 10-K of Peet’s Coffee and Tea, Inc. for the fiscal year ended December 28, 2008, and to the reference to us under the heading “Experts” in the Prospectus/Offer to Purchase, which is a part of this Registration Statement.

/S/ DELOITTE & TOUCHE LLP

San Francisco, California
November 16, 2009